[Letterhead of Sidley Austin LLP]

December 21, 2007

Securities and Exchange Commission

Station Place

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	IPC The Hospitalist Company, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 14, 2007

File No. 333-145850

Dear Mr. Riedler:

On behalf of IPC The Hospitalist Company, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 20, 2007 (the “comment letter”) relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 filed on December 14, 2007 (the “Registration Statement”). The Company is not filing a fourth amendment to the Registration Statement at this time.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter, and we have retyped the text of the Staff’s comments in bold below.

Form S-1/Amendment No. 3

Consolidated Financial Statements, F-l

Notes to Consolidated Financial Statements, page F-7

8.	Stock Option Plans F-16

1.	Refer to your response to comment 3. Since you have indicated you will be providing additional disclosure and an adjustment to stock based compensation in a future filing, we are deferring a final evaluation of stock compensation and

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IPC The Hospitalist Company, Inc.

December 21, 2007

other costs recognized until such information is provided and the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed.

The Company respectfully advises the Staff that the additional disclosure it intends to include in the Registration Statement when it files a pre-effective amendment containing pricing-related information was set forth in the Company’s response to comment 3 in our letter to the Staff dated December 14, 2007. The Company acknowledges that the Staff may have further comment when that amendment is filed.

9.	Redeemable Convertible Preferred Stock

2.	Refer to your response to comment four. Given that these shares are convertible, please explain to us the consideration given to paragraph 61 of SFAS 128 that states that the if-converted method is used for such securities to arrive at basic EPS. Further explain how the reduction of earnings for the non-cumulative dividends is appropriate under paragraph 61(a) of SFAS 128.

The Company acknowledges that paragraph 61 of SFAS 128 indicates that “the if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive.” Subsequent to the issuance of SFAS 128, however, the FASB staff issued Topic D-95 to address the “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share”, which clarified the guidance provided in paragraph 61 of SFAS 128 by stating that “the determination of how participating convertible securities should be included in the computation of basic EPS (that is, using either the if-converted method or the two-class method) is an accounting policy decision.”

Subsequent to the issuance of Topic D-95, the EITF issued EITF 03-06 which provided certain interpretive guidance on the application of SFAS 128 in certain circumstances, and specifically as it relates to convertible participating securities. The Company respectfully advises the staff that the Company’s application of the two-step method in determining earnings per share with respect to its common stock and convertible participating preferred stock is based upon the guidance contained in paragraph 21 of EITF 03-06 as follows:

[Letterhead of Sidley Austin LLP]

IPC The Hospitalist Company, Inc.

December 21, 2007

“21. The Task Force reached a consensus on Issue 7 that convertible participating securities should be included in the computation of basic earnings per share using the two-class method. This consensus nullifies the guidance previously included in Topic D-95.”

Effectively, paragraph 21 removed the option to use the if-converted method previously allowed for in Topic D-95 and requires the use of the two-class method.

The Company also refers the Staff to Example G in EITF 03-06 which illustrates the application of the two-class method of computing basic earnings per share for an entity that has participating convertible preferred stock. The Company followed this example in computing its basic earnings per share.

The Company also acknowledges that paragraph 61(a) of SFAS 128 indicates that:

“Income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends).”

Although the Company has not declared or paid any dividends, the Company respectfully advises the Staff that EITF 03-06 clarified the definition of “participating securities” and how to apply the two-class method in paragraphs 14 and 15 of EITF 03-06. Paragraph 14 indicates:

“The Task Force reached a consensus on Issue 3 that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed.”

Paragraph 15 further notes:

“The Task Force observed that paragraph 61(b) of Statement 128 states that under the two-class method ‘the remaining earnings

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IPC The Hospitalist Company, Inc.

December 21, 2007

shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.’”

As noted in the Company’s previous response to Staff’s comments, the Company has applied the two-class method by first allocating earnings to the preferred stock based on the 8% preferred contractual participation right, with any remaining earnings allocated to the common stock. In some periods, the earnings were not adequate to satisfy the entire 8% preferred contractual participation right; consequently, in those periods, earnings were allocated to the preferred shares only to the extent of earnings (i.e. earnings were not reduced below zero to compute income available to common shares). The Company continues to believe that this is consistent with the provisions of the two class method as described in the preceding paragraphs, since the allocation of earnings is to be made “as-if” all earnings were distributed (but not more than the earnings).

Please call me at (213) 896-6072 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Robert W. Kadlec